Electrovaya Closes C$14.8 Million Private Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

TORONTO, ON / ACCESSWIRE / November 9, 2022 / Electrovaya Inc. ("Electrovaya" or the "Company") (TSX:EFL) (OTCQB:EFLVF) a leading lithium-ion battery technology and manufacturing company, has completed its previously announced private placement with existing institutional investors, new institutional investors and insiders, (the "Offering") of 17,543,402 units ("Units") at a price of $0.8461 per Unit for aggregate gross proceeds of approximately C$14.8 million. Each Unit comprises one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share at a price of C$1.06 until November 9, 2025, subject to adjustment in accordance with the terms and conditions of the Warrants. In addition, if the Common Shares are not listed on the Nasdaq Capital Market by April 30, 2023, the exercise price of the Warrants will be adjusted to C$0.94 per Common Share, subject to adjustment in accordance with the terms and conditions of the Warrants. The securities issued in connection with the Offering are subject to restrictions on resale pursuant to applicable securities laws. The proceeds of the Offering will be used for working capital to service purchase orders, for general corporate purposes, Jamestown startup costs, for debt repayment and restructuring.

Craig-Hallum Capital Group LLC acted as exclusive placement agent for the Offering in the United States. The Offering has been conditionally approved for listing on the Toronto Stock Exchange.

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Company's Infinity line of batteries is focused on commercial vehicles and its Solid State Technology under Development is focused on passenger vehicles. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Investor Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Forward-Looking Statements

This press release contains forward‐looking statements, including statements that relate to, among other things, the Offering and the use of proceeds thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward‐looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward‐looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to Company liquidity and capital resources, including the availability of capital resources to fund its activities, macroeconomic environment, relationships with lenders, and the ability to execute strategic plans. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward‐looking statements may be found in the Company's most recent annual and interim Management's Discussion and Analysis under "Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward‐looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.